SYNOPSIS

Empowering Care,
Connections,
Data and Analytics





ORIGIN STORY

Bearing Fruit – Device shocks ATT in certification testing, becoming the first and only stand alone, with antenna producing 83 decibels *(at the top – go time)*

Germination – Introduction to technology. Potentially disruptive - communication hub from phone to wrist. Market research confirmed potential viability. *(thinking)*

New Possibilities – Prominant Dr. Jeff Hatcher espoused the use in patient engagement, CCM, RPM. "Fundamentally changes the way we connect and stay connected to patients along the entire continuum of care." *(holy moly).*

Taking Root – Traveled to Shenzhen. Met Sammy Sun and Yinuo team. People, processes, technology were solid. Sun was proven and he was visionary. Rare combination**.** *(gut feel)*

Strong Growth – ATT and Verizon IoT solution engineers and device certification pros confirmed that technology was best in class. Retail and B2B partnerships with carriers possible. *(all in)*

Green Shoots– Flight back to US. Personal and Professional experience told me the market was ripe, the costs were right. We could change lives. And build a big business doing it. *(building momentum)*



THE BUILD – Design Principles

Team Foundation -Battle Tested, Responds to Rigor.

- Core team with functional specific IQ and horsepower to deliver.

  Working Board members and Advisors with specific area accomplishments.

- Recruit from wearable device, mIoT, healthtech and senior centric businesses.

Flat Operating Four Unit Structure, No Chiefs. Central, Revenue, Customer Experience, Platform. **COMPLETED**

US technology team of 5%ers and optimize China/US technology schema. **COMPLETED**

Corporate Lite - Leverage key operating partners in fulfillment, customer support, customer experience, emergency alert support to scale quickly. **COMPLETED**

Become a cornerstone of the Caring Economy and create a vibrant OneCare community of **WHO & HOW.**



CORE



STRATEGY - Assemble internal team of employee-owners with skills, accomplishments, and passion to build a profitable, sustainable, and scalable business.

Tom Glaser, Founder
Drives Performance
Healthcare, Healthtech,
30 years of First's



Sammy Sun, Technology, Shenzhen,
Leads Hardware and firmware design and production,
Considered a pioneer of smartwatches in the world.



David Mullen, Central
Drives Operations, Strategy, Legal, HR
30 years leading commercial and General Counsel teams within the Senior centric Insurance space



Karen Leeker, B2C, Retail
Responsible for innovation, brand strategy and Inspiring people to buy.
P&G Hall of Famer, 26 years. Created $1 billion global sales and innovation.



James Barfield, Technology
Leads US Tech, algorithms, firmware, software, app development 10 years accomplished in IOT systems, wearables, ML, AI, real-time software, and big data systems



Cathy Wildt, CX
Insures seamless customer experience.
30 years leading PMO, HR, and customer service teams within Senior centric space.



Dave Barthell, Revenue
Responsible for Driving All Revenue
30 years as CEO Leadership. P&L, Sales, Marketing and Operations of device start-ups.



Tom Taylor, Technology
Co-Leads US Tech , Guides Product Development
30 accomplished in System architecture, HIPAA compliance, advanced technology, innovation and strategy.



Kathryn Rauch, Marketing
Creates brand messaging, functional marketing.
10 years of agency and graphic design experience

* Full CVs available upon request.



TECHNOLOGY PARTNERS

STRATEGY - Leverage relationships with industry leaders to build device development and technology partnerships and distribution to target buyers.



MicroSoft build-with partner, Azure Cloud, IOT Hub



Go To Market Partner (R03), Network Carrier, B2B Distribution, Online Store



Go To Market Partner (T01), Network Carrier, B2B, Retail, Online Distribution



Sequans Communications (NYSE: SQNS) has selected OneCare, Inc. for an exclusive partnership for the continued development of innovative wrist wearables



Leading sensor developer partner.



THE BIG CHALLENGE

1. Chronic shortage of senior facilities and professional caregivers.

2. Too much space between people who care about each other.







SENIOR FACILITIES/CAREGIVERS

Major crisis in assisted-living facilities and nursing homes, beds and caregivers. No way to take care of all of them.

SENIORS AND FAMILY

97% of Seniors want to live independently, 61% experience social isolation; 82% of caregivers need stress reduction and peace of mind.

HEALTHCARE CONNECTIONS

40% of Patients are discharged leaving them without extended care; Healthcare is losing $30B not having accessible remote patient monitoring, while Healthcare costs are escalating



BEHAVIORAL BIASES ACCELERATING THE CHALLENGE

85 m addressable users want to be empowered, connected and secure.
60 m caregivers want and need an easier, more effective way to watch over loved ones, patients or employees, receive alerts and be involved in their wellbeing.







CORPORATE CONNECTIONS

Employers need information for safe, healthy environments. Lone workers comprise 15% of workforce. Self insured corporations growing 50%

PHARMA CONNECTIONS

40% of Patients are discharged leaving them without extended care;
Healthcare is losing $30B not having accessible remote patient monitoring, while Healthcare costs are escalating

INSURANCE/PAYOR CONNECTIONS

Health and Life Insurance Underwriters need better data for risk assessment and underwriting optimization

THE RESPONSE… LIBERATION

- A platform that empowers care, seamless connections, mobility, data and analytics.

- Wearable IoT technology with health, activity, and safety algorithms.

- Promotion of health and wellness data and analytics to insurance and pharmaceutical companies.

Software, carewear, sensors and algorithms that promote Societal, Clinical, and Spiritual impact.


amazon go






2. The Netflix Diffusion Timeline
NETFLIX
Rising Customer Base
• Integration with platforms such as XBox360, PS3, Nintendo Wii
Own Production
• Independence
• Success: many Emmy-Nominations and Awards
NETFLIX WORLDWIDE
Goal: Becoming the only "TV-Network" worldwide!
NETFLIX 3.0
2007
2013
2017
Internationalisation
• Expansion outside the US
• Market entry into 60 different countries
New Consumer Behaviour
• Netflix Merchandise
• Open Source Project
• Netflix Hack Day
5
IOT 5037 - Innovation adoption & diffusion in organisations: Diffusion of Netflix
Edward de Bono Institute | University of Malta
23.03.2017

Transformative, Liberating business models based on innovation…



INTRODUCING THE CAREWATCH PLATFORM



A new category of smart watch...

The first and only stand-alone, direct cellular connected, network certified, wrist wearable on the low power, wide area (LTE-M) network.

An advanced, remote mobile connection platform within IOT. Guardian app/Pro allows for on demand/streaming/alerts access to wearer data.

Microsoft Azure IOT Cloud (MS Build-With Partner) allowing for scalability, security and integration.

Customized BLE "Hub of Care" to connect with other Bluetooth connected devices.



CONNECTIVITY³ ™

People to People, People to Devices, Devices to Devices



Family Engagement 2.0, Patient Engagement 2.0, Employee Engagement 2.0



onecare

THE CAREWATCH PLATFORM

OneCare Guardian App

Mobile Care Management





Heart rate
Robert Martinez
Blood pressure
Location

OneCare CareWatch

10:00
Wed Aug 1

OneCare Guardian Pro

Customer Portal to Manage and View all Data





Demography
Hypertension
Demography
Activity
Alerts
Alert Trend

Heart Rate



Falls Detection



Sleep Quality



SOS



Location



Motion Activity



Voice



Extended Battery Life



Bluetooth Connected

Microsoft Partner



TECHNOLOGY UNDER THE HOOD

Caregiver Portal
Admin Portal
3rd Party Reseller Admin Portal
Internet
AMS Webserver
Public Network
AMS DB (AWS RDS)
OneCare Watch
Distributed Encrypted MySQL DB
Distributed Encrypted Backup Redundancy
onecare
HTTPS/TLS
Internet
Cent OS Platform API Servers (Azure or AWS)
Mobile App
SMS Alerts
AWS SNS SMS Messaging Server

OneCare Watch Hardware

- CPU: AMBIQ APOLLO BLUE 2, the best power saving ARM CORTEX-M4 chip in industry
- Modem: AT&T approved

  IMSI2 LTE-M module.

- GNSS chip: one of the best power saving GNSS chip in industry



OneCare Server Config.

- Separate DB and API server
- Messaging/SOS Server stays in AWS SNS SMS
- API Server uses Azure Virtual Machine
- 8 Core API Server, 2 Core MySQL Server, 2 Core AMS Webserver

OneCare Watch Software

- OS: FreeRTOS, open architecture
- Bluetooth Communication Protocol:
- Proprietary master mode at device side and slave mode at watch side.
- Proprietaty
- Step Counter Algorithm
- Heart rate Algorithm
- Sleep Monitoring Algorithm
- Fall Detection Algorithm

THE BIG PICTURE

OneCare will have the data to enable valuable analytics and AI… It's all about the data, building a platform to enable the buyer specific algorithms, followed by the algorithms long-term plan for data collected.

- Wearable Health Data
- Activity Data
- Medical Record Data
- Disease state specific Data
- Customized to end user Data

Data/Analytics at Our Core


SEO



COMPETITIVE LANDSCAPE

WEARABLES	ONECARE	BRIGHTLIFE SERVICES	GOOGLE FITBIT	APPLE WATCH
TARGET MARKET				
HEALTHCARE	✔	✔	✔	
CORPORATE - LONE WORKER	✔			
(PERS) PERSONAL EMERGENCY RESPONSE	✔	✔		
PAYERS/INSURANCE	✔		✔	✔
GENERAL SENIOR	✔		✔	
DTC - RETAIL	✔		✔	✔
PHARMACEUTICAL	✔			
REMOTE MONITORING, SPECIAL	✔	✔		
WIRELESS BROADBAND COMMUNICATION				
4G LTE		✔	✔	✔
4G LTE-M	✔			
DIRECT CELLULAR STAND-ALONE	✔			✔
FEATURES				
HEARTRATE	✔	✔	✔	✔
LOCATION	✔	✔		
GEO FENCING - SAFE ZONES	✔	✔		
STEPS	✔	✔	✔	✔
SLEEP	✔		✔	
ECG				✔
WI-FI (CONNECTIVITY)	✔			✔
FOTA (FIRMWARE OVER-THE-AIR)	✔			
FALL DETECTION - LEVEL 2	✔			
PLATFORM OFFERING				
SOS - PANIC BUTTON	✔	✔		
REMOTE MONITORING	✔	✔		
PHA CLOUD	✔			
PLATFORM OFFERING	✔			
DATA MANAGEMENT	✔			
BATTERY LIFE	5-7 days	18 Hrs.	4-5 days	Up to 24 Hrs.
AESTHETICS 1-5	4	2	4	4
'MSRP	$199-279	$360	$170-$300	$350-$750
MONITORING MSRP	$29.99	$39.99	N/A	N/A



CREATING SEPARATION

CURRENT MARKETPLACE

Pendant/Tracker Based

Traditional Smartwatch Population

THE CAREWATCH

I've fallen and I can't get up

Apple, Google Fit, Samsung, Garmin

The CareWatch:

- Most Robust Feature Set
- Unique Comprehensive Platform
- Best Economic Value



MARKET OPPORTUNITY



Wearable device sales revenue worldwide from 2016 to 2022

The smartwatch market will reach $70 billion by 2022 and remote wearable monitoring devices will become "must haves" in the specific disciplines that OneCare is targeting.

Source: Statistica, November 25, 2019



ONECARE'S TARGET OPPORTUNITY

 = 1 MILLION

* Commissioned Grandview Research









46 Million Identified	84 Million Identified	24 Million Identified	460 Million Identified	108 Million Identified	14 Million Identified	10 Million Identified
OVER 70	**18-70 (2 CHRONIC)**	**SPECIAL SITUATION**	**INSURANCE POLICIES**	**CORP SELF INSURED**	**LONE WORKER**	**PHARMA**
30% Adoption	30% Adoption	30% Adoption	5% Adoption	10% Adoption	30% Adoption	10% Adoption
13.8 Million Addressable	25.2 Million Addressable	7.2 Million Addressable	23 Million Addressable	10.8 Million Addressable	4.2 Million Addressable	1.0 Million Addressable







REVENUE ATTACK SCHEMA – Buyer Driven

The Buyers
Individuals
Institutional
B2C eComm/Retail
B2B2C
B2B
Direct (Inhouse Bus Dev)
Indirect (Revenue Partners)

onecare
General Population DTC/Retail
Networks
E-Commerce
Big Box
Insurance & Payors
Underwriting
Policy Credits
Care Quality
Corporate
Lone Worker
Self Insured
Health/Wellness
Personal Emergency Response
PERS 2.0
mPERS
Care Quality
Pharma
Drug Development
Clinical Trials
Drug Device Combos
Healthcare
Hospital, CCM
Senior Living, Homecare
Physician



REVENUE MODEL

OneCare generates revenue from the sale and service of The Carewatch Platform which includes:

- The CareWatch
- Cellular Connectivity
- Guardian App/Guardian Pro
- Cloud Based Health Account
- Data
- Analytics

 CAREWATCH - MSRP - $229

 MONTHLY SUBSCRIPTION REVENUES - $29.99 mos. (1-2 year agreements, full service)

 ACCESSORIES- Bands

 PERIPHERALS – BP Cuff, SPO2, ECG, Scales

April Soft Launch - Roger

Private e-Commerce for B2C, B2B2C direct and indirect. Micro-targeting marketing strategy, channel partners, resellers and distributors.

July Full Launch -Tiger

Full e-Commerce, B2C, B2B2C, B2B market launch into Healthcare, Corporate and Insurance disciplines. Direct and Indirect.



FINANCIAL PROJECTIONS

This slide contains forward looking projections which cannot be guaranteed.

				2020	2021	2022
Units Direct				10000	30000	60000
Units Partners				15000	60000	150000
Units DTC/Retail				15000	50000	100000
Total Units				40000	140000	312022
Revenue						
Direct	Device	$	199.99	$ 4,999,750	$ 15,999,200	$ 11,999,400
	Service	$	29.99	$ 8,997,000	$ 28,790,400	$ 50,383,200
Partners	Device	$	159.99	$ 2,399,850	$ 9,599,400	$ 23,998,500
	Service	$	19.99	$ 3,598,200	$ 17,991,000	$ 53,973,000
Utility Fee		$	6.99	$ 279,600	$ 978,600	$ 2,181,034
Total Revenue				$ 19,994,800	$ 72,380,000	$ 140,354,100
COGS	Device			$ 2,835,000	$ 8,505,000	$ 17,375,725
	CX			$ 3,700,000	$ 12,800,000	$ 28,231,980
	Returns		5%	$ 80,000	$ 280,000	$ 624,044
Total COGS				$ 6,615,000	$ 21,585,000	$ 46,231,749
Gross Margin				$ 13,379,800	$ 50,795,000	$ 94,122,351
% of Revenue				67%	70%	67%
OPEX	Team			$ 655,000	$ 1,000,000	$ 2,500,000
	Tech/PD			$ 1,500,000	$ 2,000,000	$ 2,807,082
	Sales Comp.		15%	$ 2,999,220	$ 10,857,000	$ 14,035,410
	Marketing (External)			$ 150,000	$ 200,000	$ 250,000
	Professional/Misc			$ 150,000	$ 200,000	$ 300,000
Total OPEX				$ 5,454,220	$ 14,257,000	$ 19,892,492
EBITDA				$ 7,925,580	$ 36,538,000	$ 74,229,859
% of Revenue				40%	50%	53%

Breakeven
1600 UNITS
per month
normalized

Core Monthly Burn Rate
$161,500



OneCare is the premier leader in commercializing connected wearables that collect, analyze and deliver data through configurations of software, sensors, algorithms, and hardware.

OneCare platform portfolio includes wearables collecting data from the ear, finger, head & body.

Form factors include patch, thin film, clothing, foot-wear, implantable.

Data analytics for individual, corporate, healthcare and societal impact.

International expansion begins fall of 2020. Europe, China, Japan, and India first.

Corporate Development program first acquisition 1/2021.

OneCare community proliferation.